UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Virax Biolabs Group Limited received a notice dated March 13, 2024, from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “VRAX.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until September 9, 2024 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by September 9, 2024 the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to September 9, 2024, or the expiration of the second compliance period if granted.

In addition, on March 15, 2024, Virax Biolabs Group Limited issued a press release announcing the receipt of the Nasdaq notification letter

A copy of the press release dated March 15, 2024 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

99.1	Press release dated March 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	March 15, 2024	By:	/s/ James Foster
James Foster, Chief Executive Officer